SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-16614
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CAMCO FINANCIAL & SUBSIDIARIES SALARY SAVINGS PLAN
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Camco Financial Corporation
6901 Glenn Highway
Cambridge, Ohio 43725

REQUIRED INFORMATION
          The following financial statements and supplemental schedules for Camco Financial and Subsidiaries Salary Savings Plan are being filed herewith:
Description
Contents of Financial Statements
Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i — Schedule of Assets
    (Held at End of Year)
          The following exhibits are being filed herewith:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

Camco Financial & Subsidiaries
Salary Savings Plan

Financial Report
December 31, 2006

Camco Financial & Subsidiaries Salary Savings Plan

Contents

Report Letter	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

Schedule of Assets Held at End of Year	Schedule 1

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Camco Financial & Subsidiaries Salary Savings Plan
Cambridge, Ohio
We have audited the accompanying statement of net assets available for benefits of Camco Financial & Subsidiaries Salary Savings Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

s/s Plante & Moran, PLLC
Columbus, Ohio
June 21, 2007

Camco Financial & Subsidiaries Salary Savings Plan

Statement of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Cash	$81,734	$36,315

Nonparticipant-directed investments —
Employer securities	294,281	439,547

Participant-directed investments:
Money market funds	75	11,379
Common collective funds	411,027	429,653
Mutual funds	8,956,789	7,741,378
Employer securities	3,204,000	3,914,113
Participant loans	150,993	118,689

Total investments	13,017,165	12,654,759

Net Assets Available for Benefits at Fair Value	13,098,899	12,691,074

Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Funds Relating to Fully Benefit-responsive Investment Contracts	7,920	8,829

Net Assets Available for Benefits	$13,106,819	$12,699,903

See Notes to Financial Statements.

Camco Financial & Subsidiaries Salary Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Contributions:
Participant-directed — Employee elective	$649,536
Participant-directed — Employer matching	292,123
Participant-directed — Rollover	615,456

Interest and dividends:
Nonparticipant-directed	14,886
Participant-directed	582,419

Net appreciation (depreciation) in fair value of investments:
Nonparticipant-directed employer securities	(77,622)
Participant-directed mutual funds	650,622
Participant-directed common collective funds	16,004
Participant-directed employer securities	(370,718)
Participant-directed other income	32,334

Total additions — Net	2,405,040

Deductions
Benefit payments to participants:
Nonparticipant-directed	82,523
Participant-directed	1,863,976
Administrative expenses — Participant-directed	51,625

Total deductions	1,998,124

Net Increase in Net Assets Available for Benefits	406,916

Net Assets Available for Benefits — Beginning of year	12,699,903

Net Assets Available for Benefits — End of year	$13,106,819

See Notes to Financial Statements.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements
December 31, 2006 and 2005
Note 1 — Description of the Plan
The following description of the Camco Financial and Subsidiaries Salary Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all employees of Camco Financial & Subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Each year, participants may contribute up to 92 percent of pretax annual compensation, subject to certain limitations. The Plan also allows any participant who has attained age 50 by the end of the plan year to make catch-up contributions in accordance with the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution equal to 100 percent of 401(k) deferrals made up to the first 3 percent of base compensation and 50 percent of 401(k) deferrals from 3.01 percent to 5 percent of base compensation. The Company may make an additional employer discretionary contribution. Contributions are subject to certain Internal Revenue Code (IRC) limitations.

Participant Accounts — Each participant’s account is credited with the participant’s own contribution, and an allocation of the Company’s contributions and plan earnings and expenses. Allocation of the Company’s contributions and plan earnings and expenses is based upon participants’ compensation and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts — Forfeitures of terminated participants’ nonvested employer profit-sharing accounts are used to reduce employer contributions.

Vesting — Participants are immediately vested in their own 401(k) contributions and employer matching contributions and any pension plan rollovers, plus actual earnings thereon. Vesting in the profit-sharing portion of their account is based on years of credited service. A participant is 100 percent vested after six years of credited service.

Payment of Benefits — Upon termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive payment of their vested benefits as a lump-sum payment.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements
December 31, 2006 and 2005
Note 1 — Description of the Plan (Continued)
Participant Loans — The Plan allows participants to borrow money from the Plan, in amounts not to exceed one-half of the participant’s vested account balance. Participants cannot have more than one loan from the Plan at any time and initial loans must be for at least $1,000, with a maximum of $50,000, as determined by the IRS.

Party-in-Interest Transactions — The Plan invests in employer stock as well as certain investment funds managed by the Administration Company or its affiliates. Charles Schwab Trust Company is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of a plan termination, participants will become 100 percent vested in their accounts.
Note 2 — Summary of Accounting Policies
Investment Valuation — The Plan’s investments are stated at fair value, except for its benefit-responsive unallocated contract common collective trust fund investment, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The interest-bearing cash and participant loans are valued at their outstanding balances, which approximates fair value. All other investments are valued based on quoted market prices.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses — Various administrative expenses are paid by the Company on behalf of the Plan.

Benefit Payments — Benefits are recorded when paid.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements
December 31, 2006 and 2005
Note 2 — Summary of Accounting Policies (Continued)
Risk and Uncertainties — The Plan provides for various investment options including any combination of mutual funds, Camco Financial Corporation common stock, common collective funds, and other investment securities. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Concentration of Credit Risk — At December 31, 2006, approximately 27 percent of the Plan’s assets were invested in Camco Financial Corporation common stock.

Change in Presentation — In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1 (FSP), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires investments in benefit-responsive investment contracts be presented at both fair value and contract value on the statement of net assets available for benefits. The result of the implementation of the FSP was to decrease investments and to increase the adjustment from fair value to contract value by $7,920 and $8,829 as of December 31, 2006 and 2005, respectively. There was no impact on total net assets as of December 31, 2005.
Note 3 — Tax Status
The plan document has been restated for recent law changes. The plan sponsor adopted the restated version of a non-standardized prototype plan document. The Internal Revenue Service has determined and informed the prototype plan sponsor, by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has not individually sought its own determination letter.

The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Camco Financial & Subsidiaries Salary Savings Plan

Notes to Financial Statements
December 31, 2006 and 2005
Note 4 — Significant Investments at Fair Value
Significant investments at fair value at December 31, 2006 and 2005 are listed as follows:

	2006	2005

Camco Financial Corporation common stock	$3,204,000	$3,914,113
Camco Financial Corporation common stock*	294,281	439,547
Growth Fund of America R5	1,906,612	1,528,117
American Beacon Largecap Value Fund	1,295,639	1,041,854
Vanguard 500 Index Fund	—	970,980
Vanguard Short-term Corporate Fund	—	759,223
Europacific Growth Fund R5	1,014,860	802,082
Schwab Markettrack Balanced Fund	665,339	655,203
Vanguard Short-term Investment Grade Fund	759,723	—
Vanguard 500 Index Admiral Shares Fund	1,123,915	—

*	Nonparticipant-directed investment
Note 5 — Reconciliation to Form 5500
The net assets on the financial statements differ from the net assets on Form 5500 due to a common collective trust fund being recorded at contract value on the financial statements and at fair value on Form 5500. The net assets on the financial statements were lower than Form 5500 at December 31, 2006 and 2005 by $7,920 and $8,829, respectively. Additionally, the investment income on Form 5500 for the year ended December 31, 2006 is higher by $7,920.

Camco Financial & Subsidiaries Salary Savings Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 51-0110823, Plan 002
December 31, 2006

	(c)
	Description of Investment,
(a)(b)	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	(e)
Lessor, or Similar Party	Par, or Maturity Value	Cost	Current Value

Nonparticipant-directed Investments
** Camco Financial Corporation	Common stock, 23,080.88 shares	$246,973	$294,281
Participant-directed Investments
** Camco Financial Corporation	Common stock, 251,127.68 shares	*	3,204,000
Charles Schwab Trust Company	Common collective fund — Gartmore Morley Stable Value Fund	*	418,947
Charles Schwab Trust Company	Money market fund — Schwab Government Money Fund	*	75
Charles Schwab Trust Company	Mutual fund — American Beacon Largecap Value Fund	*	1,295,639
Charles Schwab Trust Company	Mutual fund — Artisan Midcap Value Fund	*	726,794
Charles Schwab Trust Company	Mutual fund — Columbia Acorn Fund Class Z	*	702,864
Charles Schwab Trust Company	Mutual fund — Europacific Growth Fund R5	*	1,014,860
Charles Schwab Trust Company	Mutual fund — Growth Fund of America R5	*	1,906,612
Charles Schwab Trust Company	Mutual fund — Metropolitan West Total Return Bond Fund	*	761,043
**Charles Schwab Trust Company	Mutual fund — Schwab Markettrack Balanced Fund	*	665,339
Charles Schwab Trust Company	Mutual fund — Vanguard Short-term Investment Grade Fund	*	759,723
Charles Schwab Trust Company	Mutual fund — Vanguard 500 Index Admiral Shares Fund	*	1,123,915
** Plan participants	Participant loans bearing interest at 6.0% to 11.5%	—	150,993

Total investments			$13,025,085

*	Cost information not required

**	Denotes party-in-interest

Schedule 1	Page 1

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMCO FINANCIAL AND SUBSIDIARIES SALARY SAVINGS PLAN By its Administrator: Camco Financial Corporation

Date: June 26, 2007	By:	/s/ Richard C. Baylor
Richard C. Baylor, Chief Executive Officer

CAMCO FINANCIAL AND SUBSIDIARIES
SALARY SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2006
INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm